                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from ________ to _________
                         Commission file number 0-23008

                AMERICAN TELECASTING, INC. 401(K) RETIREMENT PLAN

                           AMERICAN TELECASTING, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                        54-1486988
     (State or other jurisdiction                           (I.R.S. Employer
   of incorporation or organization)                       Identification No.)

    5575 TECH CENTER DRIVE, SUITE 300
       COLORADO SPRINGS, COLORADO                                  80919
(address of principal executive offices)                        (Zip Code)

         Registrant's phone number, including area code: (719) 260-5533

AMERICAN TELECASTING, INC.
401(K) RETIREMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                           PAGE
INDEPENDENT AUDITORS' REPORT.................................................................................1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 1998 AND 1997
Statement of Net Assets Available for Benefits, December 31, 1998............................................2
Statement of Net Assets Available for Benefits, December 31, 1997............................................3
Statement of Changes in Net Assets Available for Benefits for the Year Ended
  December 31, 1998..........................................................................................4
Statement of Changes in Net Assets Available for Benefits for the Year Ended
  December 31, 1997..........................................................................................5
Notes to Financial Statements................................................................................6

SUPPLEMENTAL SCHEDULES
Item 27A -- Assets Held for Investment Purposes, December 31, 1998...........................................12
Item 27D -- Reportable Transactions for the Year Ended December 31, 1998.....................................13

INDEPENDENT AUDITORS' REPORT


American Telecasting, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of American Telecasting, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 1998, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of American Telecasting, Inc. 401(k) Retirement Plan as of December 31, 1997 were audited by other auditors whose report, dated June 26, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic 1998 financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits of each fund. Such schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


STOCKMAN KAST RYAN & COMPANY, P.C.
Colorado Springs, Colorado
May 21, 1999

AMERICAN TELECASTING, INC.
401(K) RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998


                                                   THE GEORGE      PUTNAM         PUTNAM      PUTNAM OTC
                                         ATI         PUTNAM      GROWTH AND       GLOBAL          AND        PUTNAM        PUTNAM
                                       COMMON         FUND         INCOME         GROWTH       EMERGING      VOYAGER       INCOME
                                        STOCK       OF BOSTON      FUND II         FUND       GROWTH FUND    FUND II        FUND
                                      ----------   -----------   -----------   ------------   ------------   --------     --------
ASSETS
Investments (at fair value)
   (Note 3):
   American Telecasting, Inc.
     common stock (Note 1)            $   14,117
   The George Putnam Fund
     of Boston                                     $   245,638
   Putnam Growth and Income
     Fund II                                                     $   137,324
   Putnam Global Growth Fund                                                   $    227,920
   Putnam OTC and Emerging
     Growth Fund                                                                              $    471,205
   Putnam Voyager Fund II                                                                                    $278,543
   Putnam Income Fund                                                                                                     $ 30,869
   Loans to Participants
   Putnam Money Market Fund
   BT Alex. Brown Money
     Market Fund
                                      ----------   -----------   -----------   ------------   ------------   --------     --------
Total investments                         14,117       245,638       137,324        227,920        471,205    278,543       30,869
Contributions receivable from
   American Telecasting, Inc.                669         4,844         5,002          3,149          8,688      8,574          719
Due to (from) other funds                    651         4,543         4,987          2,807          7,489      7,624          625
                                      ----------   -----------   -----------   ------------   ------------   --------     --------
Total assets                              15,437       255,025       147,313        233,876        487,382    294,741       32,213

LIABILITIES
Excess contributions payable
   to Plan participants                                 (1,643)       (1,627)        (1,686)       (10,160)    (3,327)
                                      ----------   -----------   -----------   ------------   ------------   --------     --------
Net assets available for benefits     $   15,437   $   253,382   $   145,686   $    232,190   $    477,222   $291,414     $ 32,213
                                      ==========   ===========   ===========   ============   ============   ========     ========

                                                      PUTNAM
                                                       MONEY   BT ALEX. BROWN
                                        LOANS TO      MARKET    MONEY MARKET
                                      PARTICIPANTS     FUND         FUND          TOTAL
                                      ------------  ---------  --------------   ----------
ASSETS
Investments (at fair value)
   (Note 3):
   American Telecasting, Inc.
     common stock (Note 1)                                                      $   14,117
   The George Putnam Fund
     of Boston                                                                     245,638
   Putnam Growth and Income
     Fund II                                                                       137,324
   Putnam Global Growth Fund                                                       227,920
   Putnam OTC and Emerging
     Growth Fund                                                                   471,205
   Putnam Voyager Fund II                                                          278,543
   Putnam Income Fund                                                               30,869
   Loans to Participants               $   41,022                                   41,022
   Putnam Money Market Fund                         $ 167,854                      167,854
   BT Alex. Brown Money
     Market Fund                                                 $   37,832         37,832
                                       ----------   ---------    ----------     ----------
Total investments                          41,022     167,854        37,832      1,652,324
Contributions receivable from
   American Telecasting, Inc.                           1,602                       33,247
Due to (from) other funds                               1,116       (29,842)
                                       ----------   ---------    ----------     ----------
Total assets                               41,022     170,572         7,990      1,685,571

LIABILITIES
Excess contributions payable
   to Plan participants                                (4,711)                     (23,154)
                                       ----------   ---------    ----------     ----------
Net assets available for benefits      $   41,022   $ 165,861    $    7,990     $1,662,417
                                       ==========   =========    ==========     ==========



See notes to financial statements.
--------------------------------------------------------------------------------

AMERICAN TELECASTING, INC.
401(K) RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997


                                         THE GEORGE     PUTNAM       PUTNAM     PUTNAM OTC
                                  ATI      PUTNAM      GROWTH AND    GLOBAL         AND        PUTNAM       PUTNAM
                                COMMON      FUND        INCOME       GROWTH      EMERGING      VOYAGER      INCOME      LOANS TO
                                 STOCK    OF BOSTON     FUND II       FUND      GROWTH FUND    FUND II       FUND     PARTICIPANTS
                               --------   ----------   ---------   ----------   -----------   ----------   ---------  ------------
ASSETS
Investments (at fair value)
   (Note 3):
   American Telecasting, Inc.
     common stock (Note 1)     $ 74,344
   The George Putnam Fund
     of Boston                            $  210,362
   Putnam Growth and Income
     Fund II                                           $  90,196
   Putnam Global Growth Fund                                       $  167,427
   Putnam OTC and Emerging
     Growth Fund                                                                 $ 388,636
   Putnam Voyager Fund II                                                                     $  148,862
   Putnam Income Fund                                                                                      $  18,096
   Loans to Participants                                                                                               $  13,356
   Putnam Money Market Fund
   BT Alex. Brown Money
     Market Fund
                               --------   ----------   ---------   ----------    ---------    ----------   ---------   ---------
Total investments                74,344      210,362      90,196      167,427      388,636       148,862      18,096      13,356
Contributions receivable from
   American Telecasting, Inc.     9,066       12,012      25,788       12,447       49,435        32,018       4,505
Other receivable
Due to (from) other funds           988        2,532       4,316        2,331        8,591         6,525         822
                               --------   ----------   ---------   ----------    ---------    ----------   ---------   ---------
Total assets                     84,398      224,906     120,300      182,205      446,662       187,405      23,423      13,356

LIABILITIES
Excess contributions payable
   to Plan participants          (5,243)      (5,793)     (5,318)      (1,989)     (13,559)       (3,269)
                               --------   ----------   ---------   ----------    ---------    ----------   ---------   ---------
Net assets available for
   benefits                    $ 79,155   $  219,113   $ 114,982   $  180,216    $ 433,103    $  184,136   $  23,423   $  13,356
                               ========   ==========   =========   ==========    =========    ==========   =========   =========

                                  PUTNAM
                                   MONEY   BT ALEX. BROWN
                                  MARKET    MONEY MARKET
                                   FUND         FUND       OTHER       TOTAL
                                ---------- -------------  --------  -----------
ASSETS
Investments (at fair value)
   (Note 3):
   American Telecasting, Inc.
     common stock (Note 1)                                            $  74,344
   The George Putnam Fund
     of Boston                                                          210,362
   Putnam Growth and Income
     Fund II                                                             90,196
   Putnam Global Growth Fund                                            167,427
   Putnam OTC and Emerging
     Growth Fund                                                        388,636
   Putnam Voyager Fund II                                               148,862
   Putnam Income Fund                                                    18,096
   Loans to Participants                                                 13,356
   Putnam Money Market Fund     $  120,214                              120,214
   BT Alex. Brown Money
     Market Fund                              $ 37,653                   37,653
                                ----------    --------    --------  -----------
Total investments                  120,214      37,653                1,269,146
Contributions receivable from
   American Telecasting, Inc.        7,367                              152,638
Other receivable                                            25,985       25,985
Due to (from) other funds            2,307     (28,412)
                                ----------    --------    --------  -----------
Total assets                       129,888       9,241      25,985    1,447,769

LIABILITIES
Excess contributions payable
   to Plan participants             (2,745)                             (37,916)
                                ----------    --------    --------  -----------
Net assets available for
   benefits                     $  127,143    $  9,241    $ 25,985  $ 1,409,853
                                ==========    ========    ========  ===========

See notes to financial statements.
--------------------------------------------------------------------------------

AMERICAN TELECASTING, INC.
401(K) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                          THE GEORGE    PUTNAM       PUTNAM     PUTNAM OTC
                                  ATI       PUTNAM    GROWTH AND     GLOBAL         AND        PUTNAM       PUTNAM
                                COMMON       FUND       INCOME       GROWTH      EMERGING      VOYAGER      INCOME     LOANS TO
                                 STOCK    OF BOSTON     FUND II       FUND      GROWTH FUND    FUND II       FUND     PARTICIPANTS
                               ---------  ----------  ----------   ----------   -----------   ----------   ---------  ------------
ADDITIONS
Investment income (loss):
   Net realized and
     unrealized appreciation
     (depreciation) in fair
     value of investments
     (Note 3)                  $ (77,982) $     (757)  $  (2,055)  $   41,653    $  14,826    $   31,915   $    (867)
   Dividends and interest            608      24,267      15,019        8,393       20,289        14,693       2,162   $   2,104
                               ---------  ----------   ---------   ----------    ---------    ----------   ---------   ---------
   Total investment income
      (loss)                     (77,374)     23,510      12,964       50,046       35,115        46,608       1,295       2,104
                               ---------  ----------   ---------   ----------    ---------    ----------   ---------   ---------
Contributions:
   Participant                    14,859      38,562      60,233       36,619      121,059        85,875      10,321
   American Telecasting, Inc.      7,151      17,867      27,051       13,757       52,157        39,073       4,048
   Loan repayments                   253       1,374       3,099        1,618        8,221         5,305         290     (20,279)
   Pending transfers                 651       4,543       4,987        2,807        7,490         7,623         625
   Other
                               ---------  ----------   ---------   ----------    ---------    ----------   ---------   ---------
   Total contributions            22,914      62,346      95,370       54,801      188,927       137,876      15,284     (20,279)
                               ---------  ----------   ---------   ----------    ---------    ----------   ---------   ---------
Total additions                  (54,460)     85,856     108,334      104,847      224,042       184,484      16,579     (18,175)
                               ---------  ----------   ---------   ----------    ---------    ----------   ---------   ---------
DEDUCTIONS
Benefits paid to participants      6,730      34,410      62,365       38,286      132,505        62,902       7,144
Refund of excess contributions                 1,643       1,627        1,686       10,161         3,327
Loan issues                            1       5,655       4,488        8,843       20,037         8,775         111     (48,837)
Loan disbursements                                                                                                         2,996
Forfeitures                          844       3,254       9,210        3,372       17,144         7,701         534
                               ---------  ----------   ---------   ----------    ---------    ----------   ---------   ---------
Total deductions                   7,575      44,962      77,690       52,187      179,847        82,705       7,789     (45,841)
                               ---------  ----------   ---------   ----------    ---------    ----------   ---------   ---------
Interfund transfers               (1,683)     (6,625)         60         (686)         (76)        5,499
                               ---------  ----------   ---------   ----------    ---------    ----------   ---------   ---------
Net increase (decrease) in net
   assets available for
   benefits                      (63,718)     34,269      30,704       51,974       44,119       107,278       8,790      27,666
Net assets available for
   benefits at the beginning
   of the period                  79,155     219,113     114,982      180,216      433,103       184,136      23,423      13,356
                               ---------  ----------   ---------   ----------    ---------    ----------   ---------   ---------
Net assets available for
   benefits at the end of the
   period                      $  15,437  $  253,382   $ 145,686   $  232,190    $ 477,222    $  291,414   $  32,213   $  41,022
                               =========  ==========   =========   ==========    =========    ==========   =========   =========

                                  PUTNAM
                                   MONEY   BT ALEX. BROWN
                                  MARKET    MONEY MARKET
                                   FUND         FUND        OTHER      TOTAL
                                ---------- -------------- --------  -----------
ADDITIONS
Investment income (loss):
   Net realized and
     unrealized appreciation
     (depreciation) in fair
     value of investments
     (Note 3)                                                     $     6,733
   Dividends and interest       $   16,277     $  1,427                 105,239
                                ----------     --------   --------  -----------
   Total investment income
      (loss)                        16,277        1,427                 111,972
                                ----------     --------   --------  -----------
Contributions:
   Participant                      35,505       27,164                 430,197
   American Telecasting, Inc.       15,170                              176,274
   Loan repayments                     119
   Pending transfers                 1,116      (29,842)
   Other                                                  $(25,985)     (25,985)
                                ----------     --------   --------  -----------
   Total contributions              51,910       (2,678)   (25,985)     580,486
                                ----------     --------   --------  -----------
Total additions                     68,187       (1,251)   (25,985)     692,458
                                ----------     --------   --------  -----------
DEDUCTIONS
Benefits paid to participants       46,395                              390,737
Refund of excess contributions       4,711                               23,155
Loan issues                            927
Loan disbursements                                                        2,996
Forfeitures                        (19,053)                              23,006
                                ----------    --------    --------  -----------
Total deductions                    32,980                             439,894
                                ----------    --------    --------  -----------
Interfund transfers                  3,511
                                ----------    --------    --------  -----------
Net increase (decrease) in net
   assets available for
   benefits                         38,718      (1,251)    (25,985)     252,564
Net assets available for
   benefits at the beginning
   of the period                   127,143       9,241      25,985    1,409,853
                                ----------    --------    --------  -----------
Net assets available for
   benefits at the end of the
   period                       $  165,861    $  7,990    $     --  $ 1,662,417
                                ==========    ========    ========  ===========


See notes to financial statements.
--------------------------------------------------------------------------------

AMERICAN TELECASTING, INC.
401(K) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997

                                          THE GEORGE    PUTNAM       PUTNAM     PUTNAM OTC
                                  ATI      PUTNAM     GROWTH AND     GLOBAL         AND        PUTNAM       PUTNAM
                                COMMON      FUND        INCOME       GROWTH      EMERGING      VOYAGER      INCOME      LOANS TO
                                 STOCK    OF BOSTON     FUND II       FUND      GROWTH FUND    FUND II       FUND     PARTICIPANTS
                               --------   ----------   ---------   ----------   -----------   ----------   ---------  ------------
ADDITIONS
Investment income (loss):
   Net realized and
     unrealized appreciation
     (depreciation) in fair
     value of investments
     (Note 3)                  $(96,694)  $   18,332   $   2,387   $   (9,112)   $  48,959    $   25,991   $     329
   Dividends and interest           298       19,896       8,466       30,343          217           386         916   $     598
                               --------   ----------   ---------   ----------    ---------    ----------   ---------   ---------
   Total investment
      income (loss)             (96,396)      38,228      10,853       21,231       49,176        26,377       1,245         598
                               --------   ----------   ---------   ----------    ---------    ----------   ---------   ---------
Contributions:
   Participant                   52,804       30,238      66,759       41,139      136,534        92,591      16,967
   American Telecasting, Inc.     9,066       12,012      25,788       12,447       49,435        32,018       4,505
   Loan repayments                  135          240          55          388        1,026         1,163                  (3,699)
   Pending transfers                988        2,532       4,316        2,331        8,591         6,525         822
   Other
                               --------   ----------   ---------   ----------    ---------    ----------   ---------   ---------
   Total contributions           62,993       45,022      96,918       56,305      195,586       132,297      22,294      (3,699)
                               --------   ----------   ---------   ----------    ---------    ----------   ---------   ---------
Total additions                 (33,403)      83,250     107,771       77,536      244,762       158,674      23,539      (3,101)
                               --------   ----------   ---------   ----------    ---------    ----------   ---------   ---------
DEDUCTIONS
Benefits paid to participants    13,231       54,118      21,699       50,003      116,104        37,329       6,872
Refund of excess contributions    5,243        5,793       5,318        1,989       13,559         3,269
Loan issues                       1,298        2,800         453        2,550       11,822         2,435         435     (27,493)
Loan disbursements                                                                                                        11,036
Forfeitures                       1,179        2,804       4,006        3,694        7,026         4,912         222
                               --------   ----------   ---------   ----------    ---------    ----------   ---------   ---------
Total deductions                 20,951       65,515      31,476       58,236      148,511        47,945       7,529     (16,457)
                               --------   ----------   ---------   ----------    ---------    ----------   ---------   ---------
Interfund transfers             (11,638)     (15,251)        890       (4,578)     (11,753)        7,678         437
                               --------   ----------   ---------   ----------    ---------    ----------   ---------   ---------
Net increase (decrease) in
   net assets available
   for benefits                 (65,992)       2,484      77,185       14,722       84,498       118,407      16,447      13,356
Net assets available for
   benefits at the beginning
   of the period                145,147      216,629      37,797      165,494      348,605        65,729       6,976
                               --------   ----------   ---------   ----------    ---------    ----------   ---------   ---------
Net assets available for
   benefits at the end of the
   period                      $ 79,155   $  219,113   $ 114,982   $  180,216    $ 433,103    $  184,136   $  23,423   $  13,356
                               ========   ==========   =========   ==========    =========    ==========   =========   =========

                                  PUTNAM
                                   MONEY  BT ALEX. BROWN
                                  MARKET   MONEY MARKET
                                   FUND        FUND      OTHER      TOTAL
                                ----------   --------  --------  -----------
ADDITIONS
Investment income (loss):
   Net realized and
     unrealized appreciation
     (depreciation) in fair
     value of investments
     (Note 3)                                                      $  (9,808)
   Dividends and interest       $    5,971   $  2,715                 69,806
                                ----------   --------  --------  -----------
   Total investment
      income (loss)                  5,971      2,715                 59,998
                                ----------   --------  --------  -----------
Contributions:
   Participant                      19,854     34,938                491,824
   American Telecasting, Inc.        7,367                           152,638
   Loan repayments                     692
   Pending transfers                 2,307    (28,412)
   Other                                               $ 25,985       25,985
                                ----------   --------  --------  -----------
   Total contributions              30,220      6,526    25,985      670,447
                                ----------   --------  --------  -----------
Total additions                     36,191      9,241    25,985      730,445
                                ----------   --------  --------  -----------
DEDUCTIONS
Benefits paid to participants       25,762                           325,118
Refund of excess contributions       2,745                            37,916
Loan issues                          5,700
Loan disbursements                                                    11,036
Forfeitures                         15,138                            38,981
                                ----------   --------  --------  -----------
Total deductions                    49,345                           413,051
                                ----------   --------  --------  -----------
Interfund transfers                 34,215
                                ----------   --------  --------  -----------
Net increase (decrease) in
   net assets available
   for benefits                     21,061       9,241   25,985      317,394
Net assets available for
   benefits at the beginning
   of the period                   106,082                         1,092,459
                                ----------   --------  --------  -----------
Net assets available for
   benefits at the end of the
   period                       $  127,143   $  9,241  $ 25,985  $ 1,409,853
                                ==========   ========  ========  ===========

See notes to financial statements.
--------------------------------------------------------------------------------

AMERICAN TELECASTING, INC.
401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN AND SIGNIFICANT EVENTS

         SUMMARY PLAN DESCRIPTION -- The following brief description of the American Telecasting, Inc. 401(k) Retirement Plan (the Plan) provides general information only. Participants should refer to the pamphlet, Summary Plan Description, for a more complete description of the Plan's provisions.

         GENERAL -- The Plan is a defined contribution plan covering all eligible employees of American Telecasting, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         PENDING SPRINT TRANSACTION -- On April 26, 1999, the Company, DD Acquisition Corp. ("Acquisition"), a wholly owned subsidiary of Sprint Corporation ("Sprint") and Sprint entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Acquisition would be merged with and into the Company, with the Company being the surviving corporation of such merger (the "Merger"), upon the terms and subject to the conditions of the Merger Agreement. After the completion of the Merger, the Company will be wholly owned by Sprint.

         At the effective time of the Merger, each outstanding share of the Company's Class A Common Stock would be converted into the right to receive $6.50 in cash. Upon the conversion to cash, plan participants will be required to direct such cash into one of the remaining investment options of the Plan. The consummation of the Merger is subject to certain conditions, including approval by the stockholders of the Company and the receipt of all necessary regulatory approvals. No decision has been made with respect to the possibility of terminating the Plan or merging the Plan with Sprint's retirement plan.

         LIQUIDITY AND TRADING OF AMERICAN TELECASTING, INC. COMMON STOCK -- Effective on October 28,1998, the Nasdaq Stock Market, Inc. (Nasdaq) delisted the Company's Class A Common Stock. The delisting by Nasdaq makes it more difficult to buy or sell the Company's Class A Common Stock or to obtain timely and accurate quotations of trading prices. Subsequent to the delisting, the Company's Class A Common Stock has commenced trading on the Over-the-Counter (OTC) Bulletin Board.

         PLAN AMENDMENT -- Effective January 1, 1998, the Plan was amended to modify the eligibility requirements to receive employer matching contributions under the Plan. The amendment eliminated the requirement that a participant be employed on the last day of the plan year or have retired, died or become disabled during the plan year in order the be eligible to receive an employer matching contribution for such plan year. It also reduced from 1,000 to 1 the number of hours of service in a plan year a participant must have to be eligible to receive an employer matching contribution.

         CONTRIBUTIONS -- Each year participants in the Plan may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. Matching contributions by the Company are discretionary and are determined each year by the Company's Board of Directors. Beginning in 1998, the Company's Board of Directors authorized discretionary matching contributions to be made quarterly unless determined otherwise by the Board. Such discretionary employer contributions are based upon the first 12 percent of pretax annual compensation that a participant contributes to the Plan. Employer matching contributions for the years ended December 31, 1998 and 1997, were $176,274 and $152,638, respectively.

         PARTICIPANT ACCOUNTS -- Each participant's account is credited with the participant's contribution and allocations of Company contributions and Plan earnings. Allocations of Plan earnings are based on participant account balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. During 1998 and 1997, forfeited balances used to reduce employer contributions totalled $23,006 and $38,981, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING -- Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary matching contributions portion of their accounts plus actual earnings thereon is based on years of continuous service. The Plan has the following vesting schedule:

         YEARS OF SERVICE                                     VESTING PERCENTAGE
                  1                                                    20%
                  2                                                    40%
                  3                                                    60%
                  4                                                    80%
                  5                                                   100%


         INVESTMENT OPTIONS -- A participant may direct employee contributions in any of eight investment options. Participants may change their investment options daily. The investment options are as follows:

         o American Telecasting, Inc. Common Stock -- Funds are invested in shares of the Company's Common Stock.

            GROWTH AND INCOME FUNDS:
         o The George Putnam Fund of Boston -- Fund seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds which will produce both capital growth and current income.
         o  Putnam Growth and Income Fund II -- Fund seeks capital growth as a primary objective and current income as a secondary objective by investing primarily in a portfolio of common stocks that offer the potential for capital growth, current income or both.
         o Putnam Voyager Fund II -- Fund invests in small to medium-sized companies with the potential for high growth rates and in stocks of larger companies that are undergoing changes that could improve their earnings.

            GROWTH FUNDS:
         o Putnam Global Growth Fund -- Fund seeks capital appreciation by investing primarily in common stocks traded in securities markets located in a number of foreign countries and in the United States.

         o Putnam OTC and Emerging Growth Fund -- Fund seeks capital appreciation through common stocks traded in the OTC market and common stocks of emerging growth companies listed on Securities Exchanges.

            INCOME FUND:
         o Putnam Income Fund -- Fund seeks high current income by primarily investing in a portfolio of debt securities, both government and corporate obligations, preferred stocks and dividend-paying common stocks.

            MONEY MARKET FUND:
         o Putnam Money Market Fund -- Fund seeks current income consistent with preservation of capital and maintenance of liquidity. The fund achieves its objective by investing in a portfolio of high-grade short-term obligations.

         PAYMENT OF BENEFITS -- Upon death, disability, retirement or termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semiannual or annual installments over the participant's remaining life expectancy. For account balances of $5,000 or less, a participant will receive the value of his or her account as a lump-sum distribution.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING -- The financial statements of the Plan are prepared under the accrual method of accounting.

         USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. ATI Common Stock is valued at its quoted market price as of the date of the financial statements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis.

         PAYMENT OF BENEFITS -- Benefits are recorded when paid. In accordance with generally accepted accounting principles, participant distributions payable in the amount of $11,598 for 1997, have not been shown as a liability of the Plan. These amounts are included in net assets in the accompanying financial statement. However, such amounts were classified as a liability in the 1997 Form 5500. There were no distributions payable as of December 31, 1998.

         PLAN ADMINISTRATIVE COSTS -- All administrative costs and expenses of the Plan are paid by the Company.


3.       INVESTMENTS

         The fair value of the Plan's investments as of December 31, 1998 and 1997 is presented in the following table. Investments which represent 5 percent or more of the Plan's net assets are separately identified.


                                                                                      1998               1997
         Putnam OTC and Emerging Growth Fund                                      $     471,205     $      388,636
         Putnam Voyager Fund II                                                         278,543            148,862
         The George Putnam Fund of Boston                                               245,638            210,362
         Putnam Global Growth Fund                                                      227,920            167,427
         Putnam Money Market Fund                                                       167,854            120,214
         Putnam Growth and Income Fund II                                               137,324             90,196
         American Telecasting, Inc. Common Stock                                         14,117             74,344
         Other investments which do not exceed 5% threshold                             109,723             69,105
                                                                                  -------------     --------------

                                                                                  $   1,652,324     $    1,269,146
                                                                                  =============     ==============


         During 1998 and 1997, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                                                                      1998               1997
         American Telecasting, Inc. Common Stock                                  $     (77,982)    $      (96,694)
         The George Putnam Fund of Boston                                                  (757)            18,332
         Putnam Growth and Income Fund II                                                (2,055)             2,387
         Putnam Global Growth Fund                                                       41,653             (9,112)
         Putnam OTC and Emerging Growth Fund                                             14,826             48,959
         Putnam Voyager Fund II                                                          31,915             25,991
         Putnam Income Fund                                                                (867)               329
                                                                                  -------------     --------------
         Net appreciation (depreciation) in fair value
             of investments                                                       $       6,733     $       (9,808)
                                                                                  =============     ==============



4.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

5.       TAX STATUS

         The Internal Revenue Service ruled (December 18, 1995) that the Plan and related trust adopted on September 12, 1994, as designed, qualified under Section 401(a) of the Internal Revenue Code and are, therefore, not subject to tax under present income tax law. The Plan obtained its latest determination letter on April 16, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan, as amended and restated, is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.


6.       RELATED PARTY TRANSACTIONS

         Plan investments as of December 31, 1998 and 1997, represent shares of investment funds managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the trustee of the Plan, and therefore, those transactions qualify as party-in-interest transactions.

         As of December 31, 1998 and 1997, the Plan also held 67,912 and 59,475 shares of American Telecasting, Inc. Common Stock, respectively. These transactions also qualify as party-in-interest transactions.

         BT Alex. Brown & Sons, Inc. serves as the Plan's broker of record. Therefore, transactions occurring in the BT Alex. Brown Money Market Fund qualify as party-in-interest transactions.


7.       RISKS AND UNCERTAINTIES

         The Plan provides for various investment options in mutual funds and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amounts presented in the Statement of Net Assets Available for Benefits.

         At December 31, 1998 and 1997, the Plan held no derivatives instruments directly. However, the Plan held such instruments indirectly through their investments in mutual funds, which under their trust agreements, may invest in such instruments. These instruments consist mainly of futures contracts and options. Investment risk exists with respect to these instruments.

8.       YEAR 2000

         What is commonly known as the "Year 2000 issue" arises because many computer hardware and software systems use only two digits to represent the year. As a result, these systems and programs may not calculate dates beyond 1999, which may cause errors in information or systems failures. With respect to its internal systems, the Plan has assessed the impact that the Year 2000 issue will have and does not expect the costs of these efforts to be material. However, the Year 2000 readiness of the entities with whom the Plan deals may vary. While the Plan does not believe that the Year 2000 matters discussed above will have a material impact on its financial condition or results of operations, due to the unprecedented nature of the Year 2000 issue, its effects on the Plan will not be fully determinable until the year 2000 or thereafter.

AMERICAN TELECASTING, INC.
401(K) RETIREMENT PLAN

ITEM 27A -- ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

        IDENTITY OF ISSUE, BORROWER,                        DESCRIPTION OF                             CURRENT
           LESSOR OR SIMILAR PARTY                            INVESTMENT               COST             VALUE
     Common stock:
*       American Telecasting, Inc.                             Common Stock         $     200,927   $       14,117
                                                                                    -------------   --------------

     Funds:
*       The George Putnam Fund of Boston                        Mutual Fund               237,797          245,638
*       Putnam Growth and Income Fund II                        Mutual Fund               139,068          137,324
*       Putnam Global Growth Fund                               Mutual Fund               204,215          227,920
*       Putnam OTC and Emerging Growth Fund                     Mutual Fund               440,929          471,205
*       Putnam Voyager Fund II                                  Mutual Fund               233,747          278,543
*       Putnam Income Fund                                      Mutual Fund                31,456           30,869
*       Putnam Money Market Fund                             Money Market Fund            167,854          167,854
*       BT Alex. Brown Money Market Fund                     Money Market Fund             37,832           37,832
                                                                                    -------------   --------------

                                                                                        1,492,898        1,597,185

     Loans to participants (interest rates
        ranging from 9.0% to 9.5%), maturity
        dates ranging from May 3, 1999 to
        October 31, 2003                                           Loans                   41,022           41,022
                                                                                    -------------   --------------

                                                                                    $   1,734,847   $    1,652,324
                                                                                    =============   ==============



*Represents a party-in-interest (Note 6).





--------------------------------------------------------------------------------

AMERICAN TELECASTING, INC.
401(K) RETIREMENT PLAN

ITEM 27D -- REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                                      CURRENT
                                                                                                     VALUE OF
                                                                                        PURCHASE     ASSET ON
      IDENTITY OF PARTY                                        NUMBER OF     SELLING   PRICE/COST   TRANSACTION   NET GAIN
          INVOLVED            DESCRIPTION OF ASSETS          TRANSACTIONS     PRICE     OF ASSET       DATE       OR (LOSS)
   SERIES OF TRANSACTIONS

*   Putnam Investments    5,456.967 shares of The George           59                   $ 101,266   $ 101,266
                          Putnam Fund of Boston

*   Putnam Investments    6,820.187 shares of Putnam Global        60                      78,322      78,322
                          Growth Fund

*   Putnam Investments    16,504.092 shares of Putnam OTC          75                     280,031     280,031
                          and Emerging Growth Fund

*   Putnam Investments    13,311.808 shares of Putnam OTC         141      $ 212,289      216,014     212,289     $  (3,725)
                          and Emerging Growth Fund

*   Putnam Investments    9,362.941 shares of Putnam Voyager II    72                     195,998     195,998

*   Putnam Investments    4,882.064 shares of Putnam Voyager II   130         98,232       90,764      98,232         7,468

*   Putnam Investments    10,104.348 shares of Putnam Growth       74                     146,326     146,326
                          and Income Fund II

*   Putnam Investments    6,855.829 shares of Putnam Growth       110         97,142       97,715      97,142          (573)
                          and Income Fund II

*   Putnam Investments    47,940.742 shares of American            76         20,198      129,774      20,198      (109,576)
                          Telecasting, Inc. Common Stock

*   Putnam Investments    142,414.789 shares of Putnam Money      137                     142,414     142,414
                          Market Fund

*   Putnam Investments    142,414.789 shares of Putnam Money       57         94,775       94,775      94,775
                          Market Fund



Note: Reportable transactions are included as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In general terms, reportable transactions are those transactions, or series of transactions when aggregated, within the plan year which involve an amount in excess of five percent of total assets as of the beginning of the plan year.

*Represents a party-in-interest (Note 6)


--------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                    American Telecasting, Inc.
                                                    401(k) Retirement Plan

                                                    By: /s/ Robert D. Hostetler
                                                       -------------------------
                                                       Robert D. Hostetler
                                                       Plan Administrator


                                                    By: /s/ David K. Sentman
                                                       -------------------------
                                                       David K. Sentman
                                                       Plan Administrator

Dated: June 29, 1999